Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS GROUP INC.

Name	Jurisdiction of Incorporation
Birks USA, Inc. (formerly Cash, Gold & Silver USA, Inc.)	Delaware
Cash, Gold & Silver Inc.	Canada
Birks Jewellers Limited	Hong Kong
Birks Investments Inc.	Canada
1000012146 Ontario Inc.	Ontario, Canada
1000012167 Ontario Inc.	Ontario, Canada
1067830 Ontario Limited	Ontario, Canada
European & Co Inc.	Ontario, Canada
985361 Ontario Limited	Ontario, Canada
1170760 Ontario Limited	Ontario, Canada